JUNEE LTD

March 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Suying Li, Angela Lumley, Stacey Peikin, Jennifer Lopez Molina

Re:	Junee Ltd
Amendment No.2 to Draft Registration Statement on Form F-1
Filed January 26, 2022
CIK No. 0001897087

Dear Ms. Li, Ms. Lumley, Ms. Peikin and Ms. Molina:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 28, 2022, regarding our amended draft Registration Statement on Form F-1 submitted on January 26, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended draft Registration Statement on Form F-1 submitted accompanying this Response Letter is referred to as Amendment No. 2.

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a BVI holding company with operations conducted by your subsidiary based in Hong Kong and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 21 of Amended Draft Registration Statement No. 2 to state prominently disclose prominently on the prospectus cover page that we are not a Chinese operating company but a BVI holding company with operations conducted by our subsidiary based in Hong Kong and that this structure involves unique risks to investors. We also revised to disclose on the cover page that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. We also revised to include a cross-reference to a detailed discussion of risks facing the company and the offering as a result of this structure.

2. We note your disclosure in the ninth and tenth paragraphs on the prospectus cover page in response to comment 2. Please revise the cover page to disclose that there are legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong and to disclose these legal and operational risks. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should specifically address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. In addition, expand the discussion on the prospectus cover page regarding the PCAOB to include whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comments, we revised our disclosure that there are legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong and we revised to disclose these legal and operational risks on the cover page and page 20 of Amended Draft Registration Statement No. 2. We also revised to disclose that these risks could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, we expanded the discussion on the cover page of Amended Draft Registration Statement No. 2 regarding the PCAOB to include how the Holding Foreign Companies Accountable Act and related regulations will affect the Company.

3. Clearly disclose how you will refer to the holding company and subsidiary when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. We note in the first paragraph on the prospectus cover page that you define "Junee Limited" as "we" or "us;" however, the second bullet on page ii defines "Company," "we," "us," or "our" in this prospectus"" to refer to "Junee Limited...and its subsidiary, OPS HK..." Refrain from using terms such as “we” or “our” when describing activities or functions of the Hong Kong subsidiary. For example, disclose, if true, that your subsidiary conducts operations in Hong Kong and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, we have amended the Amendment No.2 to Registration Statement accordingly.

4. We note your disclosure in response to comment 18 that "[y]our largest shareholder will beneficially own approximately 65% of the aggregate voting power of our issued and outstanding Ordinary Shares as a group." Please revise here and in your risk factor section, to discuss the shareholder ability to control the outcome of any vote requiring the approval of a majority of stockholders.

In response to the Staff’s comments, we revised our disclosure on the cover pages, pages 4, 24, and 103 of Amended Draft Registration Statement No. 2.

Prospectus Summary, page 1

5. We note your disclosure in response to comment 3. Revise the second to last bullet point on page 5 to clarify that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 5 of Amended Draft Registration Statement No. 2.

Summary of Risk Factors, page 2

6. We note your disclosure in response to comment 4 and reissue the comment. Revise your summary of risk factors to specifically describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China and Hong Kong can change quickly with little advance notice; the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we revised our disclosure on the cover page and page 5 of Amended Draft Registration Statement No. 2.

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Corporate History and Holding Company Structure, page 7

7. We note your disclosure in response to comment 9. Revise here to also include a discussion of the entities included in your organizational chart, including a brief description of the nature of their business operations, if material.

In response to the Staff’s comments, we revised our disclosure on page 7 of Amended Draft Registration Statement No. 2.

Transfers of Cash to and from Our Subsidiary, page 8

8. We note your disclosure in response to comment 5. Expand your discussion of how cash is transferred throughout the organization to describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. In this regard, we note your current disclosure on the prospectus cover page.

In response to the Staff’s comments, we revised our disclosure on the cover cage and page 8 of Amended Draft Registration Statement No. 2.

Recent Regulatory Developments in the PRC, page 9

9. We note your disclosure in response to comment 6. Expand your discussion to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, we revised our disclosure on the cover cage and pages 9 and 10 of Amended Draft Registration Statement No. 2.

There remain some uncertainties as to whether we will be required to obtain approval..., page 20

10. We note your statement on page 21 that "We do not currently expect the Revised Draft to have an impact on our business, operations or the Offering..." In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address the applicability of new regulations that went effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review.

In response to the Staff’s comments, we revised our disclosure on the cover cage and pages 10 and 22 of Amended Draft Registration Statement No. 2.

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In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Lisa Forcht, Esq., of Hunter Taubman Fischer& Li LLC, at (212) 530-2210.

Very truly yours,

/s/ Vincent Or
Name:	Vincent Or
Title:	Chief Financial Officer

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC

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